24 Sep 2009

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated 3 Sep 2009 in connection with the Company in duplicate for your files.


09047069

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

For Main Board and GEM listed issuers

HKE 香港交易所

RECEIVED
2009 OCT -6 P 12:-2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31/08/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: New World Development Company Limited
Date Submitted: 03/09/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 0017 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	10,000,000,000	HK$1.00	HK$10,000,000,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	10,000,000,000	HK$1.00	HK$10,000,000,000

(2) Stock code : Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : ____________ Description : ________________________

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : ____________ Description : ________________________

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : **HK$10,000,000,000**

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	**3,867,318,158**	N/A	N/A	N/A
Increase/ (decrease) during the month	-	N/A	N/A	N/A
Balance at close of the month	**3,867,318,158**	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1.Share Option Scheme adopted on (24 /11/2006) Ordinary shares *(Note 1)*	Nil	Nil	Nil	Nil	Nil	123,271,230
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares) Nil

(Preference shares) N/A

(Other class) N/A

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. ______ (/ /)						
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. ______ (/ /)						
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. ______ (/ /)						
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. ______ (/ /)						
Stock code (if listed) ______						
Class of shares issuable *(Note 1)* ______						
Subscription price ______						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ______

(Preference shares) ______

(Other class) ______

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Convertible Bonds issued by Sherson Limited due 2014	HKD	6,000,000,000	Nil	6,000,000,000	Nil	224,014,336
Stock code (if listed) N/A						
Class of shares issuable *(Note 1)* Ordinary						
Subscription price HKD26.784						
EGM approval date (if applicable) (dd/mm/yyyy)) (/N/A/)						
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable ______ *(Note 1)* Issue and allotment date : (dd/mm/yyyy) (- / - / -) EGM approval date: (dd/mm/yyyy) (- / - / -)	______	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable ______ *(Note 1)* Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1)	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1)	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	______	______
		Total E.	(Ordinary shares)	Nil	
			(Preference shares)	N/A	
			(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):
Nil

Submitted by: Leung Chi Kin

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*
2. *If there is insufficient space, please append the prescribed continuation sheet.*